Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

FIRST MAJESTIC SILVER CORP. (the “Company”)
1805 – 925 West Georgia Street
Vancouver, BC V6C 3L2 CANADA
Telephone:	(604) 688-3033
Facsimile:	(604) 639-8873

Item 2.	Date of Material Change

April 15, 2013

Item 3.	News Release

The press release was disseminated through the services of Marketwire.

Item 4.	Summary of Material Change

The Company announced that total production at its five operating mines in Mexico for the first quarter ending March 31, 2013, reached 2,731,792 equivalent ounces of silver, representing a 36% increase compared to the same quarter in 2012.

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

See Schedule “A” attached hereto.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Keith Neumeyer, President & CEO
Telephone: (604) 688-3033 Facsimile: (604) 639-8873

Item 9.	Date of Report

April 15, 2013

SCHEDULE “A”

FIRST MAJESTIC SILVER CORP.
Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

TSX – FR	April 15, 2013
NYSE - AG
Frankfurt – FMV (WKN: A0LHKJ)

First Majestic Produces Another Quarterly Record 2.73 Million Silver Eqv. Ounces

First Majestic Silver Corp. ("First Majestic" or the "Company") is pleased to announce that total production at its five operating mines in Mexico for the first quarter ending March 31, 2013, reached 2,731,792 equivalent ounces of silver, representing a 36% increase compared to the same quarter in 2012.

Total silver production for the quarter consisted of 2,437,664 ounces of silver, representing an increase of 33% compared to the same quarter in 2012. In addition, 4,058,114 pounds of lead and 1,679,378 pounds of zinc were produced representing an increase of 28% and 27%, respectively, compared to the same quarter of the previous year. Also, 1,584 ounces of gold was produced, representing an increase of 159% compared to the first quarter of 2012.

Keith Neumeyer, President & CEO of First Majestic, states, “The first quarter of 2013 marked yet another milestone for First Majestic. We announced the inauguration of Del Toro after 21 months of construction. We’re also now in the final stages of expanding mine and mill capacities at both our San Martin and La Guitarra operations. With four major projects underway simultaneously, our entire team needs to be congratulated for their hard work, persistence and dedication ensuring First Majestic’s aggressive growth plans remain intact.”

Production Details Table:

Consolidated	Quarter Ended March 31, 2013	Quarter Ended December 31, 2012	% Variance Prior Quarter
Ore processed/tonnes milled	730,357	701,618	4%
Total Silver Eqv. Production (ounces)	2,731,792	2,562,926	7%
Total Commercial Silver Eqv. Production (ounces)	2,555,297	2,562,926	0%
Pre-commercial silver ounces produced	148,084	-	100%
Total silver ounces produced	2,437,664	2,311,146	5%

Silver Grade (g/t)	181	176	3%
Silver Recovery (%)	57%	58%	(2)%
Pounds of lead produced	4,058,114	3,751,074	8%
Equivalent ounces from lead	140,859	114,293	23%
Pounds of zinc produced	1,679,378	1,363,330	23%
Equivalent ounces from zinc	51,413	36,927	39%
Gold ounces produced	1,584	1,540	3%
Equivalent ounces from gold	85,901	86,124	0%
Tonnes of iron ore produced	4,354	4,432	(2)%
Equivalent ounces from iron	15,955	14,436	11%

Other Developments:

First Majestic proudly inaugurated its fifth operating silver mine in Mexico in January 2013. The Del Toro Silver Mine has been under construction since April 2011 and will ultimately become the Company’s largest mine. As previously announced, this mine was not deemed to produce at commercial levels until April 1, 2013, therefore there was no commercial production attributed to the first quarter from Del Toro.

The total ore processed during the quarter at the Company's five operating silver mines, La Encantada, La Parrilla, San Martin, La Guitarra and Del Toro, amounted to 730,357 tonnes milled, representing an increase of 4% over the previous quarter. The average head grade in the quarter for the five mines increased by 3% over the previous quarter to 181 g/t of silver. The combined silver recoveries decreased minimally from 58% to 57% in the quarter.

The Company's underground development in the first quarter consisted of 15,575 metres, a 5% increase compared to 14,802 metres completed in the previous quarter. The Company’s development program is primarily focused on preparing the underground accesses and stopes for increased production rates during the year.

There are currently 17 diamond drill rigs operating at the Company’s five operations. The Company completed 16,962 metres of diamond drilling in the quarter compared to 25,940 metres in the prior quarter, representing a 35% decrease. The exploration program consists of definition drilling to define Reserves and Resources and assist in mining activities at the Company's five operating mines as well as some regional exploration in areas of interest previously defined. In addition, the current drill program will support updated NI 43-101 Technical Reports coming out during the year, as the Company’s objective is to complete new Technical Reports for each of the Company’s mines in 2013.

At the Del Toro Silver Mine:

  Phase one of the plant construction, consisting of a 1,000 tpd flotation mill producing both silver-lead and zinc concentrates, was completed in the quarter. Mill throughput for the first quarter since inauguration amounted to 781 tpd with average head grades of 162 g/t for silver, 2.4% for lead and 2.8% for zinc.

  Pre-commercial shipments in the quarter consisted of 30 shipments totalling 933 dry tonnes of concentrates containing 32% lead, 4,380 g/t silver and 1.2 g/t gold.

  Since commercialization on April 1, 2013, averaged throughput has been 916 tpd with an average head grade of 190 gpt silver, 2.9% lead and 2.7% zinc.

  Capital expenditures for Del Toro’s mill and mine construction up to March 31, 2013 have totalled $61.9 million, slightly over budget by $1.6 million only due to extra underground development work undertaken in 2012 compared to the original estimate of $60.3 million. Capital costs for the remaining expansion phases are anticipated to remain on budget.

  Development within the three underground mines (San Juan, Perseverancia/San Nicolas and Dolores) has produced 117,000 tonnes of stockpiled ore on surface which is currently being used as the feed for the mill. Further development in the first half of 2013 will be focused on preparing the mines for phase two of production (1,000 tpd flotation and 1,000 tpd cyanidation) scheduled to begin in the third quarter of 2013.

  Phase two production, which will consist of silver doré bar production, is scheduled to begin early in the third quarter and will consist of an additional 1,000 tpd cyanidation circuit for a total milling capacity of 2,000 tpd.

  To date, the foundation for the 12' by 14' ball mill has been completed and is awaiting the delivery of the mill in the coming days. Installation is expected to commence immediately upon arrival and operations of the mill are expected by the first week of June. The construction of the primary and intermediate thickeners has been completed. The new leaching tanks have been constructed and the installation of the pumps, motors and other mechanisms are currently underway.

  The tailings filter area is progressing well with all four filters now on site. Filter No. 1 for the 1,000 tpd flotation circuit is in the testing stage and will be operating by the end of April. Filter No. 2 for the 1,000 tpd cyanidation circuit is in the process of being assembled and installed and is expected to be operating at the end of June. Filters No. 3 and No. 4 will be installed later in 2013 for Phase 3 implementation.

  Total metres drilled in the first quarter amounted to 1,195 metres compared to 5,687 metres drilled in the previous quarter. In addition, 3,972 metres of development were completed in the first quarter of 2013 compared to 2,870 metres of development in the fourth quarter of 2012. There are four drill rigs active at Del Toro, three underground and one on surface.

At the La Guitarra Silver Mine:

  The expansion of the milling and flotation areas which started in November 2012 from the current 350 tpd to 500 tpd at the La Guitarra mill is quickly coming to an end having completed the installation of the new ball mill and new larger flotation cells. The electrical and piping installations are near completion. In addition, the new tailings dam is approximately 90% complete. The newly expanded mill is expected to start running at 500 tpd by the end of April 2013.

  Underground development has begun at the El Coloso area which is known to contain higher grades of silver and gold and is planned to be in production by the end of the third quarter.

  Four drill rigs are currently active within the La Guitarra property, three underground and one on surface. Total metres drilled in the first quarter amounted to 3,357 metres compared to 8,088 metres drilled in the previous quarter. In addition, 1,042 metres of development were completed in the first quarter compared to 1,214 metres of development in the previous quarter.

  The Company is working towards the completion of a NI 43-101 Technical Report scheduled for release before the end of 2013.

At the La Encantada Silver Mine:

  Underground development continues to be focused on new areas within the mine defined by the latest exploration programs. Currently, the primary areas of focus are the surrounding ore bodies of the Milagros and San Javier brecca pipes. Additionally, development and production continues from the San Francisco vein and the recently discovered "990" and "990-2" chimneys and the newly discovered Regalo vein.

  A total of 4,156 metres of exploration drilling was completed in the first quarter, compared to 3,186 metres of drilling in the previous quarter, representing an increase of 30%. In addition, a total of 4,130 metres of underground development were completed in the first quarter compared to 3,554 metres of development in the previous quarter, representing an increase of 16%.

  Two diamond drill rigs are active underground at La Encantada, with the objective of defining additional Reserves and Resources in the newly discovered areas in addition to assisting in mining activities.

  The Company is planning to have a new updated NI 43-101 Technical Report released prior to year end.

At the La Parrilla Silver Mine:

  The new underground ore haulage system, including a new production shaft and hoist, are advancing well. This US$20 million project, which began construction in March 2012 and is expected to be completed in early 2014, will allow for the replacement of the current above ground trucking system of ore to the mill. Once completed, this investment is expected to improve logistics and the transportation of ore to the mill, ultimately reducing overall operating costs and thereby delivering operational efficiencies.

  At the mill, several upgrades have been completed during the quarter, including the installation of new cleaning benches for the lead and zinc circuits and a regrinding mill in the flotation circuit which is expected to improve the quality of the final concentrates. In the cyanidation circuit, the construction of three new leaching tanks commenced in the quarter in order to increase leaching time with the objective of further increasing recoveries and quality of doré.

  Underground development completed in the quarter totalled 3,714 metres compared with 5,198 metres developed in the previous quarter.

  In exploration, four diamond drill rigs are currently operating, three on surface and one underground. The total metres drilled during the quarter amounted to 6,483 metres compared to 4,618 metres drilled in the previous quarter. The focus of the current exploration program has been the Rosarios, Quebradillas, Vacas, San Marcos, and La Blanca mines, as well as the Viboras, San Nicolas and the newly discovered La Estrella vein areas. The results from this exploration program are expected to be included in an updated NI 43-101 Technical Report scheduled to be released in the second half of 2013.

At the San Martin Silver Mine:

  The mill expansion to 1,300 tpd is well underway. Capacity upgrades to the crushing circuit is in progress with the upgrade and installation of a third ball mill. In addition, the construction of four new leaching tanks, installation of new clarification filters and new tailings filters are scheduled to be completed by the end of the second quarter. The expansion of the processing plant to 1,300 tpd is expected to be fully completed by July 2013.

  Underground development completed in the first quarter totalled 2,717 metres compared with 1,966 metres of development in the fourth quarter of 2012.

  Three drill rigs are currently active within the San Martin property, two underground and one on surface. Total metres drilled in the first quarter amounted to 1,771 metres compared to 4,361 metres of drilling in the previous quarter.

  Exploration and development in the Rosarios/Huichola areas continue to return positive results with the newly discovered La Lima Vein in the quarter. Mine preparation in this area is progressing with the construction of a new power line, a new compressor room and new underground mine office to support this operation. Production from these areas is being ramped up in the coming quarters.

  The Company is planning to release a new NI 43-101 Technical Report before the end of the second quarter which will include new Resources and Reserves from the Rosarios/Huichola areas.

First Majestic is a silver producing company with operations focused in Mexico. The Company is aggressively pursuing its business plan to become a senior silver producer through the development of its existing assets and the pursuit through acquisition of additional assets that contribute to achieving its corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"
Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements

This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of First Majestic Silver Corp. Forward-looking statements include, but are not limited to, statements with respect to the future price of silver and other metals, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of First Majestic Silver Corp. to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in First Majestic Silver Corp.'s Annual Information Form for the year ended December 31, 2012, available on www.sedar.com, and Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although First Majestic Silver Corp. has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. First Majestic Silver Corp. does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.